[Amazonia Celular logo]                                theglobakconsulting group
-----------------------                                -------------------------

Joao Cox                  Leonardo Dias                            Isabel Vieira
Chief Financial Officer   Investor Relations Manager              Vice President
Jcox@telepart.com.br      Ldias@telepart.com.br            Isabel.vieira@tfn.com
(55 61) 429-5600          (55 61) 429-5673                        (212) 807-5110


[TCN graphic]                                                  [Bovespa graphic]

                      TELE NORTE CELULAR PARTICIPACOES S.A.
                         ANNOUNCES TARIFF ADJUSTMENT OF
                              ITS OPERATING COMPANY

Brasilia, February 6, 2003 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced that ANATEL - The National Telecommunications Agency - has authorized its operating company, Amazonia Celular S.A. - Maranhao, to increase its tariffs.

The interconnection tariff (TU-M) will be increased by 21.99% from R$0.2944 per minute to R$0.3591 (both net of taxes), according to ANATEL's acts numbers 33,449, 33,443, 33,447, 33,451 and 33,445, which take effect on February 6,
2003.

The tariffs of the Basic Plan will be increased according to ANATEL's acts numbers 33,448, 33,442, 33,446, 33,450 and 33,444, effective on February 6,
2003, and applicable to clients as of February 9, 2003. The table below outlines the details of these new rates to be implemented by Amazonia Celular S.A. -
Maranhao:


                                                                            (R$)
--------------------------------------------------------------------------------
                                            Net of Taxes
--------------------------------------------------------------------------------
                             Current Tariff                New Tariff
--------------------------------------------------------------------------------
                      Amazonas. Amapas.   Para    Amazonas. Amapas.      Para
                          Maranhao                    Maranhao
                        and Roraima                 and Roraima
--------------------------------------------------------------------------------
Monthly Fee              25.8644         25.8765       27.2914         27.2898
VC1 mobile to fixed       0.2854          0.2853        0.3568          0.3583
VC1 mobile to mobile      0.3568          0.3583        0.4352          0.4379
VC2                       0.6136          0.6171        0.6707          0.6701
VC3                       0.6992          0.7033        1.0845          1.0815
DSL 1                     0.3068          0.3118        0.3353          0.3384
DSL 2                     0.3496          0.3450        0.3853          0.3848
AO                        0.5851          0.5839        0.9133          0.9156
--------------------------------------------------------------------------------

                     Additional information can be found at:

                       http://www.telenorteholding.com.br
                       ----------------------------------


This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                                              Tariff Adjustment

[Amazonas Logo]                                                               1